Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Declares Cash Dividend

HOUSTON, TX, August 23, 2005 - Stage Stores, Inc. (Nasdaq: STGS) announced today that on August 23, 2005, its Board of Directors declared a cash dividend of 2.5 cents per share, payable on September 21, 2005 to shareholders of record at the close of business on September 6, 2005.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are very pleased with our Board's decision to declare a cash dividend. We consider this to be a very important milestone for our Company. Our strong financial condition and cash flow will allow us to pay this dividend, and to continue to invest in our Company's future growth. We believe that the declaration of this dividend further underscores our commitment to enhancing shareholder value."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 545 stores located in 30 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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